UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 26, 2018 (April 25, 2018)

EQT Corporation

(Exact name of registrant as specified in its charter)

Pennsylvania	1-3551	25-0464690
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

625 Liberty Avenue, Suite 1700 Pittsburgh, Pennsylvania	15222
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (412) 553-5700

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒     Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐     Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐     Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter.

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry Into a Material Definitive Agreement.

Merger Agreement

On April 25, 2018, EQT Midstream Partners, LP, a Delaware limited partnership (EQM) and a subsidiary of EQT Corporation (EQT), entered into an Agreement and Plan of Merger (the Merger Agreement) with EQT Midstream Services, LLC, a Delaware limited liability company and the general partner of EQM (the EQM General Partner), EQM Acquisition Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of EQM (Merger Sub), EQM GP Acquisition Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of EQM (GP Merger Sub), Rice Midstream Partners LP, a Delaware limited partnership and subsidiary of EQT (RMP), Rice Midstream Management LLC, a Delaware limited liability company and the general partner of RMP (the RMP General Partner), and, solely for purposes of certain provisions therein, EQT.

Upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into RMP (the Merger), with RMP continuing as the surviving entity and a wholly owned subsidiary of EQM. The Merger Agreement also provides that GP Merger Sub will merge with and into the RMP General Partner, with the RMP General Partner continuing as the surviving entity and a wholly owned subsidiary of EQM. Following the recommendation of the conflicts committee (the RMP Conflicts Committee) of the board of directors of the RMP General Partner (the RMP Board), the RMP Board approved the Merger Agreement, agreed to submit the Merger Agreement to a vote of RMP unitholders and agreed to recommend that RMP’s unitholders adopt the Merger Agreement. Following the recommendation of the conflicts committee (the EQM Conflicts Committee) of the board of directors of the EQM General Partner (the EQM Board), the EQM Board approved the Merger Agreement.

At the effective time of the Merger (the Effective Time), (i) each common unit representing a limited partner interest in RMP (each, an RMP Common Unit) issued and outstanding immediately prior to the Effective Time will be converted into the right to receive 0.3319 (the Exchange Ratio) common units representing limited partner interests in EQM (the EQM Common Units) (the Merger Consideration), (ii) the issued and outstanding incentive distributions rights of RMP (the RMP IDRs) will be cancelled and (iii) each outstanding award of phantom units in respect of RMP Common Units will be fully vested and converted into the right to receive the Merger Consideration, less applicable tax withholding, in respect of each RMP Common Unit subject thereto.

RMP has agreed, subject to certain exceptions with respect to unsolicited proposals, not to directly or indirectly solicit competing acquisition proposals or to enter into discussions concerning, or provide confidential information in connection with, any unsolicited alternative business combinations. However, the RMP Board and the RMP Conflicts Committee may change its recommendation in favor of the adoption of the Merger Agreement if, (i) in connection with the receipt of an alternative proposal, it determines in good faith, after consultation with its financial advisors and outside counsel, that the failure to effect such a change in recommendation would be inconsistent with its duties under applicable law as modified by RMP’s partnership agreement or (ii) in connection with a material event, circumstance, change or development that arises or occurs after the date of the Merger Agreement and that was not reasonably foreseeable at the time of the Merger Agreement, it determines in good faith, after consultation with its financial advisors and outside counsel, that the failure to effect such a change in recommendation would be inconsistent with its duties under applicable law as modified by RMP’s partnership agreement.

The completion of the Merger is subject to the satisfaction or waiver of certain customary closing conditions, including, but not limited to: (i) approval of the Merger Agreement by a majority of RMP’s unitholders, (ii) approval for listing of the EQM Common Units issuable as Merger Consideration on the New York Stock Exchange, (iii) there being no law or injunction prohibiting the consummation of the transactions contemplated by the Merger Agreement, (iv) expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the HSR Act), (v) the effectiveness of a registration statement on Form S-4 relating to the EQM Common Units issuable as Merger Consideration, (vi) subject to specified materiality standards, the accuracy of the representations and warranties of the other party, (vii) compliance by the other party in all material respects with its covenants, (viii) the receipt by EQM and RMP of certain tax opinions covering such matters as described in the Merger Agreement, (ix) the Drop-Down Transactions (as defined below) having been completed or being capable of completion substantially simultaneously with the completion of the Merger, and (x) the IDR Transaction (as defined below) having been completed.

EQM and RMP have made customary representations and warranties in the Merger Agreement. The Merger Agreement also contains customary covenants and agreements, including covenants and agreements relating to (i) the conduct of each of EQM’s and RMP’s business between the date of the signing of the Merger Agreement and the closing date of the Merger and (ii) the efforts of the parties to cause the Merger to be completed, including actions which may be necessary to cause the expiration or termination of the waiting period under the HSR Act, if applicable. Pursuant to the terms of the Merger Agreement, EQM and RMP have agreed to (including to cause their respective subsidiaries to) use their reasonable best efforts to resolve any objections that a governmental authority may assert under antitrust laws with respect to the Merger, and to avoid or eliminate each and every impediment under any antitrust law that may be asserted by any governmental authority with respect to the Merger, in each case, so as to enable the closing of the Merger to occur as promptly as practicable and in any event no later than on December 31, 2018.

The Merger Agreement contains certain termination rights for EQM and RMP. The Merger Agreement further provides that, upon termination of the Merger Agreement under certain circumstances, (i) RMP may be required to reimburse EQM’s expenses up to $5 million or pay EQM a termination fee equal to $63.4 million less any previous reimbursements by RMP, and (ii) EQM may be required to reimburse RMP’s expenses up to $5 million.

EQT has agreed that until the Effective Time or termination of the Merger Agreement, it will vote all limited partner interests in RMP owned beneficially or of record by it or any of its subsidiaries in favor of approval of the Merger and the approval of any actions required in furtherance thereof. As of the date of the Merger Agreement, EQT indirectly owned 100% of the outstanding limited liability company interests in the RMP General Partner and approximately 28.1% of the outstanding RMP Common Units.  As of the date of the Merger Agreement, EQT also indirectly owned 100% of the outstanding limited liability company interests in EQT GP Services, LLC, the general partner (the EQGP General Partner) of EQT GP Holdings, LP, a Delaware limited partnership (EQGP), and approximately 90.1% of the outstanding common units representing limited partner interests in EQGP (each, an EQGP Common Unit), and EQGP owned 100% of the outstanding limited liability company interests in the EQM General Partner and approximately 27.1% of the outstanding EQM Common Units.  As a result of the Merger, RMP’s common units will no longer be publicly traded.  EQT expects the Merger to close during the third quarter of 2018.

Drop-Down Agreement

On April 25, 2018, EQT, Rice Midstream Holdings LLC, a Delaware limited liability company and wholly owned subsidiary of EQT (together with EQT, the EQT Parties), EQM and EQM Gathering Holdings, LLC (EQM Gathering), a Delaware limited liability company and wholly owned subsidiary of EQM (together with EQM, the EQM Parties), entered into a Contribution and Sale Agreement (the Drop-Down Agreement) pursuant to which the EQM Parties or their subsidiaries will acquire from the EQT Parties all of the EQT Parties’ interests in (i) Rice West Virginia Midstream LLC and Rice Olympus Midstream LLC and (ii) Strike Force Midstream Holdings LLC (Strike Force Holdings) in exchange for (A) an aggregate of 5,889,282 EQM Common Units and (B) aggregate cash consideration of $1.15 billion (each respective transaction described in the preceding clauses (i) and (ii) a Drop-Down Transaction, and collectively, the Drop-Down Transactions).  Strike Force Holdings owns a 75% limited liability company interest in Strike Force Midstream LLC, a Delaware limited liability company (Strike Force Midstream).  EQT expects to close the Drop-Down Transactions during the second quarter of 2018.

The parties to the Drop-Down Agreement have made representations and warranties and agreed to certain covenants, termination rights and indemnification rights customary for a transaction of this nature.  Completion of each Drop-Down Transaction is subject to certain conditions, including, among others, EQM having consummated one or more financings and received not less than the lesser of (i) $1.15 billion of aggregate net proceeds therefrom or (ii) 100% of the cash consideration for the applicable Drop-Down Transaction.  In addition, the EQT Parties are not required to complete the Drop-Down Transactions unless the Merger has been completed or is capable of being completed substantially simultaneously with such Drop-Down Transactions.  Following the recommendation of the EQM Conflicts Committee, the EQM Board approved the Drop-Down Agreement.

RMP IDR Purchase and Sale Agreement

On April 25, 2018, EQT, Rice Midstream GP Holdings LP, a Delaware limited partnership and wholly owned subsidiary of EQT (RMGH), and EQGP entered into an Incentive Distribution Rights Purchase and Sale Agreement (the RMP IDR Purchase Agreement) pursuant to which, subject to the terms and conditions thereof, EQGP will acquire all of the issued and outstanding RMP IDRs from RMGH in exchange for 36,293,766 EQGP Common Units (the IDR Transaction).  The RMP IDR Purchase Agreement is subject to certain conditions, including that the Drop-Down Transactions have been completed or are capable of being completed promptly following the closing of the IDR Transaction.  In addition, in the event the IDR Transaction is completed prior to the Merger and the Merger is not consummated on or prior to December 31, 2018 (or the Merger Agreement is earlier terminated), 8,539,710 of the EQGP Common Units issued to EQT will be cancelled and EQT will pay to EQGP an amount in cash equal to the aggregate amount of any distributions paid by EQT related to the forfeited EQGP Common Units.  Following the recommendation of the conflicts committee of the board of directors of the EQGP General Partner, the board of directors of the EQGP General Partner approved the RMP IDR Purchase Agreement.  EQT expects to close the IDR Transaction in the second quarter of 2018.

The Merger Agreement, the Drop-Down Agreement and the RMP IDR Purchase Agreement (collectively, the Transaction Agreements) are attached hereto as Exhibits 2.1, 2.2 and 2.3, respectively, and are incorporated herein by reference. The foregoing summary has been included to provide investors and security holders with information regarding the terms of the Transaction Agreements and is qualified in its entirety by the terms and conditions of such Transaction Agreements. It is not intended to provide any other factual information about EQT, EQM, RMP, EQGP or their respective subsidiaries and affiliates. The Transaction Agreements contain representations and warranties by the respective parties thereto, which were made only for purposes of the applicable Transaction Agreements and as of specified dates. The representations, warranties and covenants in the Transaction Agreements were made solely for the benefit of the applicable parties thereto, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of EQT, EQM, RMP, EQGP or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Transaction Agreements, which subsequent information may or may not be fully reflected in EQT’s, EQM’s, RMP’s or EQGP’s public disclosures.

Item 8.01.  Other Events.

Gulfport Transaction

On April 25, 2018, EQM, EQM Gathering, Gulfport Energy Corporation (Gulfport) and an affiliate of Gulfport entered into a Purchase and Sale Agreement pursuant to which EQM will acquire the remaining 25% limited liability company interest in Strike Force Midstream not owned by EQT for $175 million (the Gulfport Transaction).  The completion of the Gulfport Transaction is subject to certain customary closing conditions.  EQM expects to close the Gulfport Transaction during the second quarter of 2018.

Cautionary Statement Regarding Forward-Looking Information

Disclosures in this Form 8-K contain certain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. Statements that do not relate strictly to historical or current facts are forward-looking. Without limiting the generality of the foregoing, forward-looking statements contained in this communication specifically include the expectations of plans, strategies, objectives and growth and anticipated financial and operational performance of EQT and its affiliates, including EQGP, EQM and RMP, including whether the midstream transactions are completed, as expected or at all, and the timing of any such transactions; whether the conditions to the midstream transactions can be satisfied; whether the operational, financial and strategic benefits of the midstream transactions can be achieved; whether the costs and expenses of the midstream transactions can be controlled within expectations; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the midstream transactions; competitive responses to the transactions; the possibility that the anticipated benefits of the transactions are not realized when expected or at all; the possibility that the transactions may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transactions; and litigation relating to the transactions. These statements involve risks and uncertainties that could cause actual results to differ materially from projected results. Accordingly, investors should not place undue reliance on forward-looking statements as a prediction of actual results. EQT has based these forward-looking statements on current expectations and assumptions about future events. While EQT considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks and uncertainties, many of which are difficult to predict and beyond EQT’s control. The risks and uncertainties that may affect the operations, performance and results of EQT’s business and forward-looking statements include, but are not limited to, those set forth under Item 1A, “Risk Factors” of EQT’s Form 10-K for the year ended December 31, 2017, as updated by any subsequent Form 10-Qs.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. EQT assumes no obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

No Offer or Solicitation

This report is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made expect by means of a prospectus meeting the requirements of Section l0 of the Securities Act.

Additional Information and Where to Find It

In connection with their proposed business combination transaction, EQM and RMP intend to file a registration statement on Form S-4, containing a proxy statement/prospectus (the Form S-4) with the SEC. This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that EQM or RMP may file with the SEC or send to RMP unitholders in connection with the proposed transaction.  UNITHOLDERS OF RMP ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE FORM S-4 AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS INCLUDED THEREIN IF AND WHEN FILED, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  When available, investors and security holders will be able to obtain copies of these documents, including the proxy statement/prospectus and the registration statement, and any other documents that may be filed with the SEC with respect to the proposed transactions free of charge at the SEC’s website, http://www.sec.gov or as described in the following paragraph.

The documents filed with the SEC by EQT and its publicly traded subsidiaries (including EQM, RMP and EQGP) may be obtained free of charge at the applicable website (www.eqt.com for EQT, www.eqtmidstreampartners.com for EQGP and EQM, and www.ricemidstream.com for RMP) or by requesting them by mail at EQT Corporation, 625 Liberty Avenue, Suite 1700, Pittsburgh, PA 15222, Attention: Investor Relations, or by telephone at (412) 553-5700.

Participants in the Solicitation

EQT, EQM, RMP and EQGP (EQM, RMP and EQGP collectively, the Partnerships) and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the unitholders of RMP in connection with the proposed transaction. Information about the directors and executive officers of the general partners of EQM, RMP and EQGP is set forth, respectively, in the Annual Report on Form 10-K for the year ended December 31, 2017 filed by such Partnership with the SEC on February 15, 2018 and certain of the Partnerships’ respective Current Reports on Form 8-K. Information regarding EQT’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2017 filed by EQT with the SEC on February 15, 2018, EQT’s definitive proxy statement for its 2017 annual meeting of shareholders filed with the SEC on February 17, 2017 and certain of EQT’s Current Reports on Form 8-K.  These documents can be obtained free of charge from the sources indicated above.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Item 9.01.     Financial Statements and Exhibits.

(d)     Exhibits.

Exhibit No.	Description
2.1

Agreement and Plan of Merger, dated as of April 25, 2018, by and among EQT Midstream Partners, LP, EQT Midstream Services, LLC, EQM Acquisition Sub, LLC, EQM GP Acquisition Sub, LLC, Rice Midstream Partners LP, Rice Midstream Management LLC and, solely for purposes of certain provisions thereof, EQT Corporation*

2.2	Contribution and Sale Agreement, dated as of April 25, 2018, by and among EQT Corporation, Rice Midstream Holdings LLC, EQT Midstream Partners, LP and EQM Gathering Holdings, LLC*
2.3	Incentive Distribution Rights Purchase and Sale Agreement, dated as of April 25, 2018, by and among EQT GP Holdings, LP, Rice Midstream GP Holdings LP and EQT Corporation

*Schedules and exhibits omitted pursuant to Item 601(b)(2) of Regulation S-K. EQM agrees to supplementally furnish to the Securities and Exchange Commission upon request any omitted schedule or exhibit to the Agreement and Plan of Merger and the Contribution and Sale Agreement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EQT CORPORATION

Date: April 26, 2018	By:	/s/ Robert J. McNally
Robert J. McNally
Senior Vice President and Chief Financial Officer

Signature Page to Announcement Form 8-K (EQT Corporation)